

ALEX'S AWESOME SOURDOUGH

Naturally Fermented

ORGANIC PIZZA

INVESTOR INTRODUCTION

August 2021

Confidential • Do Not Distribute

NON GMO Project VERIFIED nongmoproject.org

USDA ORGANIC

Our Mission

Build a brand platform based upon superior taste, nutrition and digestive benefits


Made with Organic Flour, Tomatoes & Herbs
ALEX'S AWESOME SOURDOUGH
PLANT-BASED
VEGAN
MARGHERITA
Artisan Sourdough Pizza
NET WT. 13 OZ (368 g)
Wholesome Sourdough Crust
Feel the sourdough difference!
ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
MUSHROOM
Artisan Organic Pizza
NET WT. 13.2 OZ (374 g)
100-YEAR-OLD Sourdough Culture
Wholesome Sourdough Crust
ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
MOZZARELLA
Artisan Organic Pizza
NET WT. 12 OZ (340 g)
HEIRLOOM Sourdough Culture
Made with Organic Flour, Tomatoes & Pepperoni
ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
PEPPERONI
Artisan Sourdough Pizza
NET WT. 13.2 OZ (374 g)
Wholesome Sourdough Crust
Feel the sourdough difference!
ALEX'S AWESOME SOURDOUGH
Thoughtfully Sourced
NUT FREE
SUNFLOWER PESTO
Artisan Organic Pizza
NET WT. 11.4 OZ (323 g)
100-YEAR-OLD Sourdough Culture

Launched October 2020

Launched June 2021

ALEX'S AWESOME SOURDOUGH

How We Got Here

2016

Alex develops autoimmune symptoms and learns that modern bread, which is high in gluten and industrial ingredients, aggravates his symptoms.

2017

Alex discovers that he feels great eating naturally fermented sourdough and doesn't have any negative reactions. He begins baking sourdough.

2018

Alex quits his tech job, moves to Copenhagen to works at Michelin star restaurants and sourdough bakeries to perfect his craft. Alex launches his concept for better-for-you sourdough crust pizza at Drivers Market (Sausalito) in September and sells out the first day.

2019

Alex raises seed capital and achieves distribution in 70 Bay Area stores. Presence Marketing joins the team in the Fall and begins aggressive distribution expansion.

2020

The business reaches 1,200+ stores and $3.0 million ARR; preps for launch of new skus



Sourdough's Health Advantages

More Nutrients

Sourdough fermentation means more bioavailable nutrients. During fermentation, phytic acid is broken down which otherwise would inhibit the absorption of Zinc, Magnesium and many other important vitamins and minerals.

Easier to Digest

Sourdough is naturally fermented similar to yogurt and sauerkraut. Sourdough fermentation has shown to increase fiber solubility and produce prebiotic compounds that can aid digestion.

Lower Glycemic Response

Sourdough fermentation is shown to retard starch digestibility leading to a lower glycemic response.





Feel Good Ingredients

ALEX'S AWESOME SOURDOUGH
I love sourdough because it makes me feel awesome, even though I'm sensitive to many foods. Sourdough's slow fermentation results in a delicious, gut-friendly alternative. I hope you love these thoughtfully crafted pizzas as much as we do!
- Alex
Learn more about gut-friendly sourdough @awesomesourdough
Sourdough's SUPERPOWERS!
YUM!
Sourdough's signature tang is created by "gut-friendly" lactic acid bacteria (just like yogurt and kombucha).
WOW!
Our crust's artisan flavor is produced by natural fermentation in our heirloom sourdough starter!
POP!
CO2 created by wild yeast makes crust rise and gives sourdough a lighter feel.
✓ No Added Sugar ✓ No Soy or Canola Oil ✓ No Commercial Yeast
Oven Cooking DIRECTIONS
FOR SAFETY - COOK TO 165°F - NOT READY TO EAT
450°F
8-11min
1 Preheat oven to 450°F. Remove & recycle packaging.
2 Place pizza directly on your oven rack.
3 Bake at 450°F for 8-11 minutes until crust is browned and cheese is melted and bubbly.
Nutrition Facts
2 servings per container
Serving size 1/2 pie prepared (187g)
Calories Per serving 460 Per container 920
Total Fat 12g 15% 24g 31%
Saturated Fat 5g 25% 10g 50%
Trans Fat 0g 0g
Cholesterol 25mg 8% 50mg 17%
Sodium 890mg 39% 1,780mg 77%
Total Carb. 69g 25% 137g 50%
Dietary Fiber 11g 39% 22g 79%
Total Sugars 2g 4g
Incl. Added Sugars 0g 0% 0g 0%
Protein 20g 40g
Vitamin D 0.0mcg 0% 0.1mcg 0%
Calcium 230mg 20% 460mg 35%
Iron 2.2mg 10% 4.5mg 25%
Potassium 330mg 8% 670mg 15%
* The % Daily Value (DV) tells you how much a nutrient in a serving of food contributes to a daily diet. 2,000 calories a day is used for general nutrition advice.
INGREDIENTS: ORGANIC SOURDOUGH CRUST [ORGANIC WHEAT, FILTERED WATER, ORGANIC SOURDOUGH STARTER (ORGANIC WHEAT, FILTERED WATER), ORGANIC EXTRA VIRGIN OLIVE OIL, SONOMA SEA SALT]. ORGANIC CRUSHED TOMATOES (ORGANIC TOMATOES, ORGANIC TOMATO PUREE, SEA SALT). GRASS-FED MOZZARELLA (PASTEURIZED MILK, SALT, STARTER CULTURE, ENZYMES). GRASS-FED CHEDDAR (CULTURED PASTEURIZED MILK, SALT, MICROBIAL ENZYMES). ORGANIC MUSHROOMS (ORGANIC BUTTON MUSHROOMS). ORGANIC ITALIAN HERBS (ORGANIC OREGANO, ORGANIC BASIL, ORGANIC MARJORAM, ORGANIC SAGE, ORGANIC GARLIC).
CONTAINS: WHEAT, DAIRY
MADE IN A FACILITY THAT PROCESSES NUTS.
Distributed by: Zaahh, Inc., San Anselmo, CA
Certified Organic By CCOF
WITH LOVE FROM California
SUSTAINABLE FORESTRY INITIATIVE Certified Sourcing
PLEASE RECYCLE
KEEP FROZEN
AwesomeSourdough

- ✓ Always Organic
- ✓ Non GMO
- ✓ No Industrial Yeast
- ✓ No Added Sugar
- ✓ No Soy or Canola Oil
- ✓ No Xanthan Gum
- ✓ No Eggs or Nuts





3,500 Stores & Growing





























NorCal

Increasing Movement

Increasing movement at Whole Foods NorCal

Whole Foods NorCal - Average Units/Store/Sku/Week



Increasing orders at Sprouts

Sprouts - Average Orders/Store/Sku/Week





Movement vs Competition

Alex's Awesome is ranked 8th based upon average sku movement at Whole Foods NorCal



Whole Foods NorCal -
Avg Units/Sku/Week/Store

365	9.9
AMY'S	8.4
CAPPELLO'S	5.4
AMERICAN FLATBREAD	4.0
TABLE 5	3.8
CAULIPOWER	3.7
AGAINST THE GRAIN	3.1
ALEX'S AWESOME SOURDOUGH	2.9
SWEET EARTH	2.9
URBAN PIE PIZZA CO.	2.9
BANZA	2.7
UDI'S	2.5
DAIYA	2.4
WHOLE FOODS	2.0
CALI'FLOUR FOODS	1.8

Source: Nielsen; 24 weeks ending April 24, 2021

Increasing Market Share

After just 15 months working with Presence, we are ranked #9, and one of the fastest growing brands

Rank	Brand	$$ Share	$$, % Chg, PP for Last 4 Weeks	$$, % Chg, PP for Last 12 Weeks	$$, % Chg, PP for Last 24 Weeks	$$, % Chg, PP for Last 52 Weeks	ARP	Max % ACV	Max % ACV, +/- Chg, PP
1	AMYS KITCHEN	16.5	-2.4%	-10.2%	-5.8%	-24.3%	$8.94	71.5	-0.5
2	DAIYA	11.1	6.8%	-28.7%	-7.5%	-7.9%	$8.18	74.8	0.2
3	CAULIPOWER	10.5	1.6%	-18.4%	-12.6%	-36.0%	$7.96	92.5	0.0
4	AGAINST THE GRAIN	7.0	1.5%	-0.1%	-4.2%	-0.3%	$11.28	44.1	0.2
5	PRIVATE LABEL ORGANIC	6.8	-3.9%	9.2%	8.7%	6.4%	$5.99	29.9	-0.3
6	CAPPELLOS	6.2	21.7%	-3.4%	16.0%	65.3%	$8.11	43.4	0.5
7	AMERICAN FLATBREAD	5.0	-2.0%	-0.2%	10.7%	44.4%	$8.88	33.1	-0.1
8	CHLOE	5.0	12.3%	64.0%	14.1%	1109.7%	$9.98	25.5	0.0
9	ALEXS AWESOME SOURDOUGH	2.9	6.9%	-6.2%	42.2%	547.9%	$8.35	50.4	2.7
10	NEWMANS OWN	2.4	-4.7%	-17.7%	-7.6%	13.4%	$7.73	25.4	0.0
11	DEEP INDIAN KITCHEN	1.9	5.6%	2.9%	-1.5%	0.1%	$3.97	34.4	0.0
12	TABLE 5	1.8	16.8%	-17.3%	-6.0%	-15.3%	$7.49	20.0	0.1
13	UDIS	1.5	10.1%	-13.8%	6.2%	-36.9%	$11.54	27.3	-0.3
14	SWEET EARTH	1.1	0.3%	8.2%	-18.4%	-55.6%	$8.89	22.0	0.2

Source: SPINS Enhanced Natural Channel for the 4 week period ending May 16, 2021

Consumer Marketing

The Konnect Agency is managing our social advertising and public relations campaigns



DIRECT SAMPLING



Moms Meet

MORE THAN

1 THOUSAND MEETINGS

20 THOUSAND PARTICIPANTS

200 THOUSAND REFERALS

BRAND PARTNERSHIPS

Re:THINK Ice Cream • Violife 100% Vegan • NO EVIL FOODS

SOCIAL ADS + INFLUENCER



MORE THAN

30 MILLION POTENTIAL IMPRESSIONS FROM SOCIAL ADS

5.2 MILLION POTENTIAL REACH FROM SOCIAL ADS

14 INFLUENCER PARTNERS



@HealthfulBlondie
(18.4k followers)

EARNED MEDIA

MORE THAN

945 MILLION

POTENTIAL MEDIA IMPRESSIONS













THRILLIST • EAT THIS, NOT THAT! • TODAY • YAHOO! NEWS • Chowhound

Customer Love





Thank you for making this pizza! It is so delicious and the crust is perfection! I have digestion difficulties and I can finally eat pizza again. Don't ever change!!!

"I just had your mushroom pizza and it was the best frozen pizza I've ever had!!!! I've tried all of the frozen pizzas and never found one as good as yours. Thank you so so much. I will be a loyal customer forever."

"Thank you for making this. I've eaten 3 mushroom and 1 cheese one and I really like them. Thank you for making an outstanding dough and sourcing good ingredients. It's lovely. I absolutely love your branding, graphic design and your website rocks. All done very right!!"

ALEX'S AWESOME SOURDOUGH

Strong Media Reviews



Forbes

"With this California-based brand, *we finally have frozen organic and non-GMO pizza we can all feel good about indulging in*. The crust is baked with naturally-fermented sourdough – which results in a crispy texture and subtle tang – while the nut-free pesto and grass-fed mozzarella lends richness without weighing down even the most sensitive stomachs."

"There's a strong chance you got into sourdough this year, and one place where sourdough really shines is pizza crust. **Alex's Awesome Sourdough** pizzas are yeasty and tangy on the bottom and light, yet flavorful on the top!"

allrecipes

Chowhound

"Sourdough became a pandemic darling earlier this year, so it rightfully deserves a place in a frozen pizza lineup. "Naturally fermented" rather than relying on commercial yeast, the increase in bioavailable nutrients in the crust itself allows this pizza to declare itself **gut healthy**. (Even the cauliflower crusts can't be that bold.)"

"Alex's Awesome Sourdough is the first company to put a frozen sourdough pizza crust on the market!...this Alex's Awesome Sourdough Mushroom Pizza caught our eye. Its great for your gut health and provides you with 20 grams of protein and a whopping 11 grams of fiber for ½ a pizza!"

EAT THIS, NOT THAT!

"Guys, the mozzarella pizza will blow you away. I'm not even joking. This is the **best cheese pizza** I have ever had. Coming out of the oven, it doesn't even taste or look like it was frozen, which I can't say about any other frozen pizza brand."







Building the Best Pizza

- We have developed differentiated processes that deliver our critical taste and nutrition differentiators for our crust

  - Organic stone-ground flour and water with no other ingredients
  - Overnight fermentation (versus 1 hour for conventional dough)
  - Small dough batches
  - Hand tossed crust versus machine rolled

- As an interim step, we have been using a co-packer in Berkeley, CA to produce our crusts and another in Waupaca, WI top our pizzas

- This arrangement has enabled us to produce a quality pizza but it requires extra handling, tolling and freight which results in a manufacturing margin of only 27%

- Effective November 2021,we are consolidating all production at a single locationwhich enables us to achieve a 42% manufacturing margin with upside



Extending Our Platform

- Gluten free pizzas represent approximately 30% of premium pizza sales – we have no offering for this customer

- We have developed a rice-based sourdough crust that is gluten free, while offering distinct advantages over current gluten free options
  - Organic ingredients
  - Naturally fermented crust = gut-friendly
  - Superior taste

- Two skus are planned for presentation to key accounts this fall for shipment in early 2022



OUR Amazing Team



Alex

Founder & CEO



Paolo

Director of Operations



Scott

Chairman and CFO



Michel

VP Sales



Yoolim

Controller

Experienced CPG Team With Successful Brands including: Annie's, Artisan Bistro, Suja and Wild Planet


ALEX'S AWESOME SOURDOUGH

THE
Story Continues

Alexander Corsini

Founder & CEO

415.847.8663

alex@awesomesourdough.com



